Filed by Stagwell Group LLC

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: July 14, 2021

1808 Eye Street, Floor 6 | Washington DC 20006

STAGWELL MEDIA LP RESPONDS TO INDABA CAPITAL’S FALSE AND MISLEADING PRESS RELEASE ON STAGWELL’S MERGER WITH MDC PARTNERS INC. (MDCA)

WASHINGTON – (BUSINESS WIRE) – Stagwell Media LP (“Stagwell”) Partner Jay Leveton offered the following comment in response to Indaba Capital’s (“Indaba”) false and misleading statements about the proposed combination of Stagwell’s operating businesses with MDC Partners Inc. (“MDC”) (Nasdaq: MDCA):

“Indaba has, in our opinion, become divorced from any reality in its ever more shrill attempts to extract more value in the combination of MDC and Stagwell’s operating businesses. Indaba appears to be following through on its recent threats to Stagwell to sink the deal if Indaba does not get its way.

“This transaction is a win-win deal that provides MDC shareholders with a better balance sheet, more scale, greater liquidity, and a far better future than MDC can achieve on its own by increasing its stake in fast-growing digital marketing areas.

“Last night’s press release from Indaba is replete with false and misleading information and correcting those elements is of the utmost importance to MDC shareholders evaluating the combination. We need to stick to just the facts.

“First, this transaction does significantly deleverage MDC, as indicated in the proxy materials. The net debt figures and analyses that have been previously disclosed already include the pre-closing use of cash and credit facilities by Stagwell. There is no change to the deleveraging nature of this deal that has received favorable comments from both major bond rating agencies.

“Second, as previously disclosed, the 19 million shares being used to align the interests and reward the success of Stagwell managers, and to purchase outstanding portions of assets, come entirely out of Stagwell’s 180 million share allocation. Thus Stagwell, after distributing those shares to its managers -- none of which go to Mr. Penn -- will receive just 161 million shares. Its managers will be investors in the combined company going forward and that’s a plus as it aligns them to continued success of the newly combined company.

“If Indaba’s error here was unintentional then it should be heartened by the correct math that MDC is issuing only 180 million shares to Stagwell instead of the 199 million Indaba is broadcasting to shareholders. That difference – correcting Indaba’s misleading error – should be sufficient to convince even Indaba that the transaction as it actually stands is very attractive to MDC.

1808 Eye Street, Floor 6 | Washington DC 20006

“Third, this is a relative-value combination. We are putting together two businesses from the same industry and the question is not what some hypothetical future stock price should be for one of the firms. That is why Indaba’s analysis is irrelevant to the decision shareholders face. The question is, after applying the same approach to both sets of assets, whether the relative shares are fair. This final offer pegs the relative value at 31%, a significant advance from the 18.5% first offered. Stagwell’s assets will allow MDC to meaningfully participate in the fastest growing and most desirable segments of the advertising sector and yet the current deal effectively values Stagwell lower than MDC on a multiples basis, based on politically adjusted trading values. A fair comparison of the relative equity values puts MDC’s contribution, at the midpoint of the analysis, at 29%. The deal is two percentage points higher in favor of MDC investors.

“Fourth, Stagwell is over performing as indicated in our press release from yesterday. Stagwell’s performance, even in this off-cycle political year, is reflected in the combined guidance issued by MDC yesterday for 2021. The post-pandemic shift to digital marketing is reflected in Stagwell’s year-to-date performance which should also be reflected in a higher long-term value placed on its assets.

“MDC shareholders should ask themselves, ‘What is Indaba’s plan for the long-term stability and growth of the MDC assets if this transaction is voted down?’”

“While Stagwell has backed its existing $100 million investment in MDC with management expertise to improve the MDC assets over the last two years, and now has a plan to take all these assets to the next level, Indaba’s plan appears to be growing verbal threats, personal attacks and issuing releases with false and misleading statements.

“The best interests of shareholders are in sticking to the facts – while there is a general surge in advertising coming out of the pandemic right now, there are long-term trends in the move away from conventional advertising.

“In response to a thoroughly negotiated transaction, with MDC represented by a special committee of independent directors, Stagwell moved beyond its best and final offer and signed an amendment to accommodate reasonable shareholders. We both accepted 36.25 million shares less and provided significant added protections for minority shareholders. We have reached the limit of what we can do to facilitate a transaction that has been accepted and praised by virtually everyone other than Indaba as a great way forward for MDC. We simply cannot take any less value for or further risks with Stagwell’s fast-growing, unlevered assets in desirable fields, when taking into account the interests of our investors and the managers who have a stake in those assets.

“This is MDC’s third attempt at a deal after needing two infusions of cash over the last five years. This is a genuine opportunity to obtain the right balance of digital and conventional assets and to compete and win in the marketplace with greater scale, stability, improved capital structure and a set of agencies in the marketplace that is in tune with the needs of the modern marketer.”

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1808 Eye Street, Floor 6 | Washington DC 20006

About Stagwell Marketing Group

The Stagwell Marketing Group is the first and only independent, digital-first, and fully-integrated organization of size & scale servicing brands across the continuum of marketing services. Collaborative by design, Stagwell is not weighed down by legacy points of view and its people are united in their desire to innovate, evolve, grow and deliver superior results for their clients. Stagwell’s high growth brands include experts in four categories: digital transformation and marketing, research and insights, marketing communications, and content and media. Stagwell is a private equity fund that owns all interests in Stagwell Marketing Group LLC through a wholly owned holding company named Stagwell Marketing Group Holdings LLC. Stagwell Stagwell Marketing Group LLC and its businesses are managed by The Stagwell Group, a registered investment advisor. The address of Stagwell is 1808 Eye Street, Floor 6, Washington, D.C., 20006. As of the date hereof, Stagwell and its affiliates beneficially own 50,000 series 6 preference shares (representing 100% of the outstanding Series 6 preference shares) and 14,425,714 Class A shares (representing 18.7% of the outstanding Class A subordinate voting shares) of MDC, collectively representing 19.9% of the issued and outstanding Class A subordinate voting shares of MDC, as calculated on an as-converted basis.

Contact:	Beth Sidhu beth@stagwellgroup.com 202-423-4414

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements (collectively, “forward-looking statements”). Statements in this document that are not historical facts, including statements about Stagwell’s beliefs and expectations and recent business and economic trends, constitute forward-looking statements. Words such as “estimate,” “project,” “target,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “should,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “future,” “assume,” “forecast,” “focus,” “continue,” or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section. Such forward-looking statements may include, but are not limited to, statements related to: future financial performance and the future prospects of the respective businesses and operations of Stagwell, MDC and the combined company; information concerning the Proposed Transaction; the anticipated benefits of the Proposed Transaction; the likelihood of the Proposed Transaction being completed; the anticipated outcome of the Proposed Transaction; the tax impact of the Proposed Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Proposed Transaction (the “Special Meeting”); the shareholder approvals required for the Proposed Transaction; regulatory and stock exchange approval of the Proposed Transaction; and the timing of the implementation of the Proposed Transaction. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks identified in our filings with the SEC.

1808 Eye Street, Floor 6 | Washington DC 20006

These forward-looking statements are subject to various risks and uncertainties, many of which are outside Stagwell’s control. Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors” in the Proxy Statement/Prospectus. These and other risk factors include, but are not limited to, the following:

●	an inability to realize expected benefits of the Proposed Transaction or the occurrence of difficulties in connection with the Proposed Transaction;
●

adverse tax consequences in connection with the Proposed Transaction for MDC, its operations and its shareholders, that may differ from the expectations of MDC or Stagwell, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on MDC’s determination of value and computations of its tax attributes may result in increased tax costs;

●	the occurrence of material Canadian federal income tax (including material “emigration tax”) as a result of the Proposed Transaction;
●	the impact of uncertainty associated with the Proposed Transaction on Stagwell’s and MDC’s respective businesses;
●	direct or indirect costs associated with the Proposed Transaction, which could be greater than expected;
●	the risk that a condition to completion of the Proposed Transaction may not be satisfied and the Proposed Transaction may not be completed; and
●	the risk of parties challenging the Proposed Transaction or the impact of the Proposed Transaction on MDC’s debt arrangements.

You can obtain copies of MDC’s filings under its profile on SEDAR at www.sedar.com, its profile on the SEC’s website at www.sec.gov or its website at www.mdc-partners.com. Stagwell does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or a newly-formed company (“New MDC”) may file with the SEC in connection with the Proposed Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

1808 Eye Street, Floor 6 | Washington DC 20006

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Proposed Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Additional Information and Where to Find It

In connection with the Proposed Transaction, MDC and New MDC have filed with the SEC a registration statement on Form S-4 (the "Form S-4") on February 8, 2021, as amended on March 29, 2021, April 22, 2021 and April 30, 2021, and a proxy statement/prospectus on Form 424B3 on May 10, 2021, as supplemented on July 12, 2021 (the "Proxy Statement" and, together with the Form S-4, the "Proxy Statement/Prospectus"). This communication is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Proposed Transaction. When available, MDC will mail the Proxy Statement/Prospectus to its shareholders in connection with the votes to approve certain matters in connection with the Proposed Transaction.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION IN ITS/THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC, at the SEC’s website at www.sec.gov. In addition, investors and securityholders are able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC’s website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

Participants in the Solicitation

MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC’s shareholders with respect to the approvals required to complete the Proposed Transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Proposed Transaction, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding MDC’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 26, 2020 and in the Annual Report on Form 10-K filed by MDC with the SEC on March 16, 2021, as amended on April 27, 2021. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting is included in the Proxy Statement/Prospectus filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC’s website at www.sec.gov and from MDC’s website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Proposed Transaction, the suitability of the Proposed Transaction for you and other relevant matters concerning the Proposed Transaction.